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                                 EXHIBIT TO S-4
                             REGISTRATION STATEMENT
                                  EXHIBIT 8.0





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May 22, 1995



Board of Directors
National City Bancshares, Inc.
227 Main Street
Evansville, IN  47708

and

Board of Directors
United Financial Bancorp, Inc.
619 Main Street
Vincennes, IN  47591

Gentlemen:

You have requested our opinion as to the federal income tax consequences of the transactions contemplated by a certain Merger Agreement dated December 28, 1994, by and between United Financial Bancorp, Inc. ("United") and National City Bancshares, Inc. ("NCBE"), hereinafter referred to as the "Agreement."
Our opinion is made in reliance upon and is limited to the following facts and circumstances:

                                     FACTS

United is a corporation organized under the laws of the State of Delaware, and is located in Vincennes, Indiana.

NCBE is an Indiana corporation and a registered bank holding company located in Evansville, Indiana. NCBE is a multibank holding company.

NCBE and United have only common shares outstanding. United is to be merged into NCBE, under the Articles of Incorporation of NCBE and in compliance with applicable Indiana law and Delaware law.

Each share of United outstanding on the effective date of the transaction will be converted into shares of common stock of NCBE as provided by the Agreement. The effect of the consummation of the transaction and the exchange of shares will be that shareholders of United will become shareholders of NCBE, and NCBE will own, in addition to its current banking affiliates, all of the outstanding common stock of United Federal Savings Bank, Vincennes, Indiana, a wholly owned subsidiary of United.

The business of United and NCBE (and affiliates) will continue substantially unchanged after the effective date of the transaction.





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No fractional shares will be issued in the transaction.  In lieu thereof, holders otherwise entitled to receive such fractional shares will be issued cash.

We are not aware and have been advised by the management of United that they have no knowledge of any plan or intention on the part of shareholders of United to sell or otherwise dispose of an amount of the NCBE shares to be received in the transaction, which could reduce United's shareholders ownership of NCBE shares after the merger of United and NCBE to shares having an aggregate value as of the date of the transaction, of less than fifty percent (50%) of the value of all the formerly outstanding shares of United as of the same date.

The transaction will be carried out pursuant to and in accordance with all applicable corporate and banking laws relating to the transaction. On the effective date, NCBE will succeed to all assets of United and will be liable for the liabilities of United then existing or arising as a result of the transactions.

Following the consummation of the transaction resulting in the merger of United with and into NCBE, NCBE will continue to operate the business of United and its existing affiliates in substantially the same manner.

Arms-length negotiations were carried on between the management of NCBE and management of United which led to the Agreement and fixed the terms of the transactions. Consideration was given to both financial and nonfinancial factors involved in the transaction and the business benefits from the transaction were discussed and considered by the parties.

In the opinion of the management of NCBE and United, its employees and customers will benefit from the affiliation. It is also expected that the transaction will better enable the resulting corporation to compete with other financial institutions.

                                    OPINION

Based upon the above, it is our opinion that the Agreement will have the following federal income tax consequences:

1. The merger of United with and into NCBE will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, (the "Code") and United and NCBE will each be a "party to a reorganization" within the meaning of Section 368(b).

2. No gain or loss will be recognized by United as a result of the transfer of its assets to and the assumption of its liabilities by NCBE. Sections 361(a) and 357(a) of the Code.

3. No gain or loss will be recognized by United's shareholders who exchanged their respective shares solely for NCBE shares. Section 354(a) of the Code.

4. The basis of the NCBE shares received by United's shareholders in exchange for their shares will be the same as the basis in the shares exchanged therefor, respectively. Section 358(a) of the Code.





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5.  The holding period of the NCBE shares received by United's shareholders will include the period during which shares exchanged therefor were held, provided such shares were held as a capital asset. Section 1223(1) of the Code.

6. The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange, will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code. The amount received will be treated as a distribution in full payment in exchange for the shareholders' fractional share of interest under Section 302(a) of the Code.

7. Gain or loss will be recognized by each United's shareholder who dissents and receives only cash in exchange for all of the shares owned by them.

This letter is solely for your information and use, and except: (i) for its reliance upon by NCBE, United and their respective stockholders; (ii) filing with the Office of Thrift Supervision in conection with its approval of the transactions contemplated by the Agreement; and (iii) to the extent that such may be referred to in the Registration Statement and filed with the Securities and Exchange Commission as an exhibit to same, it is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, for whatever reason without our prior written consent.

Very truly yours,

/s/  Werner & Blank, Co., LPA

Werner & Blank Co., L.P.A.